[Puget Energy, Inc. Letterhead]

April 15, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Puget Energy, Inc.
Registration Statement on Form S-4
Filed February 2, 2011
File No. 333-172033

Ladies and Gentlemen:

On February 2, 2011, Puget Energy, Inc. (the “Company”) filed its Registration Statement on Form S-4 (the “Registration Statement”) relating to its offer to exchange (the “Exchange Offer”) up to $450,000,000 in aggregate principal amount of its 6.500% Senior Notes due 2020 (the “Exchange Notes”) for outstanding 6.500% Senior Notes due 2020 (the “Original Notes”).

On April 12, 2011, the Company received comments (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) relating to such Registration Statement.

In response to such comments, the Company transmits herewith for filing with the Commission, via EDGAR, its supplemental responses to such Comment Letter (with the numbering corresponding to the Comment Letter), as follows:

General

1. The Company has provided with this response letter a supplemental letter stating that we are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), K-III Communications Corporation, SEC No-Action Letter (May 14, 1993) and Shearman & Sterling, Commission (July 2, 1993) no-action letters, which includes the supplemental representations (previously provided in a correspondence filing with the Commission on February 4, 2011) substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

Securities and Exchange Commission

April 15, 2011

Extensions, Delay in Acceptance, Termination or Amendment, page 22

2. The Company confirms that any delay of acceptance will be consistent with Rule 14c-1(c).

Return of Original Notes Not Accepted or Rejected, page 26

3. The Company will amend the last paragraph in the section entitled “Withdrawal of Tenders” to read as follows:

Any original notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such original notes will be credited to an account maintained with DTC for the original notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn original notes by following one of the procedures described under “The Exchange Offer—Procedures for Tendering” at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Due to the cost of processing an additional amendment to the Registration Statement, the Company respectfully requests that the Commission permit such revision to be made following confirmation that the Commission has no further comments, so that the Company may combine this revision with the other changes required (relating to the details and timing of the exchange offer) prior to going effective.

Securities and Exchange Commission

April 15, 2011

If you have any questions, please contact Andrew Bor, our legal counsel, at (206) 359-8436.

Very Truly Yours,

PUGET ENERGY, INC.

/s/ Donald E. Gaines
Donald E. Gaines
Vice President Finance and Treasurer